EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RehabCare Group, Inc:

We consent to the incorporation by reference in registration statements Nos. 33-67944, 33-82106, 33-82048, 333-11311, 333-120005, and 333-138628 on Form S-8 of RehabCare Group, Inc. (“the Company”) of our report dated March 10, 2009 with respect to the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of the Company.

Our report refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

/s/ KPMG LLP

St. Louis, Missouri
March 10, 2009